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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02006667

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50767

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cornerstone Institutional Investors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

74 West Broad Street, SUITE 340
(No. and Street)

RECEIVED FEB 28 2002

Bethlehem (City) Pennsylvania (State) 18018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Humphrey, Financial & Operations Principal 1-610-694-0904
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente, Randolph, Orlando, Carey & Associates
(Name — if individual, state last, first, middle name)

One South Church Street, 4th Floor (Address) Hazleton (City) PA (State) 18201 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-18-02

OATH OR AFFIRMATION

I, MALCOLM L. COWEN II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORNERSTONE INSTITUTIONAL INVESTORS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

Notarial Seal
Donna M. Wanamaker, Notary Public
Allentown, Lehigh County
My Commission Expires Jan. 5, 2004

Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cornerstone Institutional Investors, Inc.

Financial Statements
For The Years Ended
December 31, 2001 and 2000
&
Independent Auditors' Report
&
Additional Information
&
Internal Control Report

Table of Contents

PARENTE RANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Cornerstone Institutional Investors, Inc.:

We have audited the accompanying statement of financial condition of Cornerstone Institutional Investors, Inc. (the "Company") as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Institutional Investors, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, PC

Hazleton, Pennsylvania
February 7, 2002

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
ALLOWABLE ASSETS:		
Cash	$ 62,735	$ 63,396
Deposits with clearing organization	52,322	75,100
Commissions receivable	35,628	40,198
Total allowable assets	150,685	178,694
NONALLOWABLE ASSET:		
Accounts receivable, affiliate	41,588	-
Nonmarketable securities	20,100	20,100
Deposit	1,248	1,609
Security deposit	4,380	-
Commissions receivable, over 30 days	28	8,130
Total nonallowable assets	67,344	29,839
TOTAL	$ 218,029	$ 208,533
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable	$ 935	$ 10,772
Commissions payable	3,768	-
Accrued affiliate expense reimbursement	68,695	63,615
Total liabilities	73,398	74,387
STOCKHOLDERS' EQUITY	144,631	134,146
TOTAL	$ 218,029	$ 208,533

See Notes to Financial Statements

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Commission income	$ 2,392,178	$ 1,870,154
Interest income	5,890	5,941
Total revenues	2,398,068	1,876,095
EXPENSES:		
Affiliate expense reimbursement	1,953,123	1,683,049
Commissions	262,087	71,650
Rent	80,439	21,780
Insurance	25,136	11,137
Office supplies and expenses	10,852	10,978
Professional fees	9,199	15,381
Regulatory fees and expenses	8,888	8,118
Marketing	8,273	10,510
Occupancy expense	7,378	-
Telephone	5,277	4,793
Miscellaneous	3,955	1,089
Postage	3,413	2,870
Travel expenses	2,979	2,195
Computer expense	2,418	4,975
Licenses	2,300	4,793
Dues and subscriptions	1,259	3,346
Pa capital stock tax	146	300
Continuing education	-	1,600
Outsourcing expense	-	2,100
Total expenses	2,387,122	1,860,664
NET INCOME	$ 10,946	$ 15,431

See Notes to Financial Statements

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	COMMON STOCK		PAID-IN	RETAINED	
	SHARES (a)	AMOUNT	CAPITAL	EARNINGS	TOTAL
BALANCES, DECEMBER 31, 1999	100	$ 1	$ 74,999	$ 43,715	$ 118,715
NET INCOME	—	—	—	15,431	15,431
BALANCES, DECEMBER 31, 2000	100	1	74,999	59,146	134,146
NET INCOME				10,946	10,946
SHAREHOLDER DISTRIBUTIONS	—	—	—	(461)	(461)
BALANCES, DECEMBER 31, 2001	100	$ 1	$ 74,999	$ 69,631	$ 144,631

(a) Authorized 1,000 shares at no par value, 100 shares issued and outstanding.

See Notes to Financial Statements

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 10,946	$ 15,431
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Deposits with clearing organization	22,778	(18,217)
Commissions receivable	12,672	24,638
Accounts receivable - affiliate	(41,588)	-
Deposits	361	205
Accounts payable	(9,837)	10,082
Commissions payable	3,768	-
Accrued affiliate expense reimbursement	5,080	(85,603)
Total adjustments	(6,766)	(68,895)
Net cash provided by (used in) operating activities	4,180	(53,464)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of warrants	-	(20,100)
Security deposit	(4,380)	-
Net cash used in investing activities	(4,380)	(20,100)
CASH FLOWS FROM FINANCING ACTIVITIES,		
Shareholder distributions	(461)	-
DECREASE IN CASH	(661)	(73,564)
CASH, BEGINNING OF YEAR	63,396	136,960
CASH, END OF YEAR	$ 62,735	$ 63,396

See Notes to Financial Statements

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Cornerstone Institutional Investors, Inc. (the "Company"), a Pennsylvania corporation, was incorporated on November 13, 1997 and began operations on June 24, 1998. The Company operates as a "fully-disclosed introducing general securities" broker/dealer. The Company does business in the following products:

401(k) Compensation Plans
Mutual Funds
Equities
Variable Life/Annuity Contracts.

The Company is registered as a broker/dealer with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and several states.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMMISSION INCOME

Commission income on securities transactions is recorded on a trade date basis.

INCOME TAXES

The Company and its stockholder have elected to be treated as a small business corporation for federal and state income tax purposes. Accordingly, no provision has been made for federal and state income taxes as such liabilities are personal liabilities of the Company's stockholders.

ADVERTISING

Advertising programs are included in affiliate expense reimbursement and are charged to expense during the period in which they are incurred. Advertising expenses were $19,855 and $6,283 for the years ended December 31, 2001 and 2000, respectively.

RECLASSIFICATIONS

Certain reclassifications were made to the 2000 financial statements to conform with the 2001 reporting format.

2. COMMISSIONS RECEIVABLE

The Company utilizes the services of a clearing broker to execute securities transactions for the Company's customers. The Company is paid commissions by the clearing broker for all transactions executed on behalf of the Company's customers. In addition, the Company receives commissions from insurance companies for the sale of variable life and annuity contracts. The Company had commissions receivable at December 31, 2001 and 2000 in the amount of $35,656 and $48,328, respectively.

3. NONMARKETABLE SECURITIES

During 2000, the Company purchased nonmarketable stock warrants. The warrants have annual exercisable dates beginning in 2002 and ending in 2005. The cost of the warrants at December 31, 2001 was $20,100.

4. DEMAND NOTES PAYABLE, BANKS

The Company had a $100,000 unsecured line of credit facility with National Penn Bank, which expired April 27, 2001. The outstanding balance on this facility was $-0- at December 31, 2000.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $77,287 which was $27,287 in excess of its required net capital of $50,000. The Company's net capital ratio was .95 to 1.0 at December 31, 2001.

6. EXEMPTIVE PROVISION OF RULE 15C3-3

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and since it does not control, possess or put at risk any customers funds or securities, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the provisions of Rule 15c3-3 which otherwise requires disclosure of the "Computation for Determination for Reserve Requirements" and the schedule of "Information for Possession or Control Requirements."

7. COMMITMENTS

The Company leases two offices and equipment under operating leases. The Company entered into a new five year lease on September 1, 2001 for rental of its main office. The space is shared 50%/50% with an affiliated company. The Company is jointly and severally liable to the terms contained in the lease. The Company's share of the future minimum rental payments are as follows:

YEARS ENDING:	
2002	$ 50,602
2003	52,017
2004	53,249
2005	54,975
2006	37,330
Total	$248,173

In addition, the lease calls for payments of estimated operating expenses of $29,812 per year for the term of the lease. The Company is sharing these costs 50%/50% with an affiliated company.

The Company also entered into a new operating lease for the rental of its branch office (note 8). The lease renews annually with the same terms and conditions. The future minimum rental payments required under this operating lease due in 2002 are $23,000.

Total rent expense for all facilities amounted to $80,439 and $21,780 for the years ended December 31, 2001 and 2000, respectively.

During 2001, the Company became a guarantor for a $100,000 term loan borrowed by an affiliated company. The balance of this loan was $28,499 at December 31, 2001.

8. RELATED PARTY TRANSACTIONS

As described in Note 7, the Company leases its branch office from a partnership wherein one of the Company's stockholders is a general partner. The lease, which requires annual rent of $69,000 per year expires May 1, 2002. Rent expense was $46,000 for the year ended December 31, 2001.

The Company also rented office space from a partnership owned by its stockholders under terms of an operating lease. The lease expired September 1, 2001. Rent expense for this property was $16,335 and $21,780 for the years ended December 31, 2001 and 2000, respectively.

The Company has agreed to reimburse an affiliated corporation owned by its stockholders for salaries, benefits, management services, consulting and other administrative expenses paid on behalf of the Company. The total amount reimbursed was $1,953,123 and $1,683,049 for the years ended December 31, 2001 and 2000, respectively. Amounts due to this affiliate were $68,695 and $63,615 at December 31, 2001 and 2000, respectively.

In 2001, the Company has also entered into an agreement with another corporation owned by the Company's stockholders whereby they have agreed to forward all commissions paid to the Company by its various insurance carriers for the sale and renewal of variable life insurance products. The Company paid commissions of $258,389 for the year ended December 31, 2001. The agreement expires February 28, 2002. The affiliate has agreed to waive payments in the event that such payments should cause a net capital violation or a proximity to net capital. Amounts due to this affiliate at December 31, 2001 were $3,768.

The stockholders are in a position to influence the net income of the Company for the benefit of other companies that are under their control.

9. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in high quality financial institutions. The balances, at times, may exceed the federally insured limits.

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 144,631
DEDUCT EQUITY NOT ALLOWABLE FOR NET CAPITAL	-
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	144,631
LESS:	
DEDUCTIONS AND/OR CHARGES, Nonallowable assets	67,344
NET CAPITAL	$ 77,287

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES:	
Accounts payable	$ 935
Commissions payable	3,768
Accrued affiliate expense reimbursement	68,695
Total aggregate indebtedness liabilities	73,398
TOTAL AGGREGATE INDEBTEDNESS	$ 73,398

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

REGULATORY MINIMUM	$ 50,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 4,893
REQUIRED CAPITAL	$ 50,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 27,287
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.95 TO 1

See Notes to Financial Statements

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2001

Not Applicable: The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(ii). The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY SEC RULE 17A-5

To the Stockholders of
Cornerstone Institutional Investors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Cornerstone Institutional Investors, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, others within the organization, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Parente Randolph, PC

Hazleton, Pennsylvania
February 7, 2002